SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                                  Commission File Number:    1-12208
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                        NOTIFICATION OF LATE FILING

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q  |_| Form N-SAR


      For Period Ended:  September 30, 2000
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For Transition Period Ended:  Not applicable
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable
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                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  Motor Coach Industries International, Inc.
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Former name, if applicable:  Not Applicable
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Address of principal executive office:  1700 East Golf Road
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City, state and zip code:  Schaumburg, Illinois 60173
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                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
|X| thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      Motor Coach Industries International, Inc. (the "Company") is unable to complete the required analysis of its results of operations for the fiscal quarter ended September 30, 2000 prior to November 14, 2000. As a result, the Company is not in a position to file timely its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000. The Company will file its Quarterly Report on Form 10-Q within the five calendar day period following the prescribed due date as permitted by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Horst Sieben                         (847)        285-2000
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(Name)                              (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    |X|  Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |X| Yes   |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On October 6, 2000, the Company announced that it expected third quarter results to be materially lower than previously anticipated. During the last two weeks of September, the Company experienced unanticipated quality and delivery problems with some of its component part suppliers which resulted in the Company's inability to deliver coaches originally scheduled for delivery during the quarter. The Company also announced that, in response to softer market conditions that are expected to continue into 2001, it is conducting a review of all of its operations with the intention of announcing a restructuring plan for its operations during the fourth quarter. Because the Company has not completed the required analysis for its results of operations for the third quarter ended September 30, 2000, the Company cannot provide a reasonable estimate of the quantitative changes to be made to its results of operations.

                 Motor Coach Industries International, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2000          By:  /s/ Horst Sieben
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                                          Horst Sieben
                                          Chief Financial Officer